Exhibit 99.1

Aurora to Participate in the TD Cowen 46th Annual Health Care Conference

NASDAQ | TSX: ACB

Canada's Largest Global Medical Cannabis Company to Discuss Growth Strategy, Key Trends and Market Opportunities

EDMONTON, AB, Feb. 17, 2026 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, will participate in TD Cowen's 46th Annual Health Care Conference in Boston, MA. Simona King, Chief Financial Officer at Aurora, will take part in a fireside chat and one-on-one meetings with investors on March 2, 2026.

Aurora's CFO, Simona King will participate in TD Cowen's Annual Health Care Conference on March 2. (CNW Group/Aurora Cannabis Inc.)

Conference Details

DATE: Monday, March 2, 2026

TIME: 11:10am Eastern Time | 9:10am Mountain Time

WEBCAST: Click Here

The fireside chat will be hosted by Derek Lessard, VP of Equity Research at TD Cowen. The discussion will explore Aurora's international leadership, shifts reshaping the global medical cannabis landscape, advancements in Canadian manufacturing excellence, and the broader market forces influencing the industry's growth.

To listen to the live audio webcast, please register using the weblink above, which has also been posted to the Company's "Investor Info" section at https://www.auroramj.com/investors/ under "Events". A replay of the presentation will be available using the same link for approximately 90 days.

Further, the Company announces that it has completed the transaction with Bevo Agtech Inc. ("Bevo"), previously announced on February 4, 2026 (the "Bevo Transaction"). Full details of the Bevo Transaction can be found in the February 4, 2026 press release located under the Company's profile at www.sedarplus.ca.

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's® and Whistler Medical Marijuana Co.®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's upcoming participation at the TD Cowen 46th Annual Health Care Conference, as well as those related to the Company's global medical cannabis market leadership.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 18:39e 17-FEB-26